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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Internet Pictures Corporation (Name of Issuer)
Common Stock, Par Value $0.001 per share (Title of Class of Securities)
46059S101 (CUSIP Number)
December 31, 2001 (Date of event which requires filing of this statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /	Rule 13d-1(b)
/x/	Rule 13d-1(c)
/ /	Rule 13d-1(d)

        *      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46059S101	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Motorola, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
Not applicable

	6	SHARED VOTING POWER
Not applicable

	7	SOLE DISPOSITIVE POWER
Not applicable

	8	SHARED DISPOSITIVE POWER
Not applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Not applicable

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Not applicable. Less than 5%.

12	TYPE OF REPORTING PERSON
CO

CUSIP No. 46059S101	13G	Page 3 of 4 Pages

Item 1.
(a)	Name of Issuer: Internet Pictures Corporation
(b)	Address of Issuer's Principal Executive Offices:	3160 Crow Canyon Road San Ramon, CA 94583
Item 2.
(a)	Name of person filing: Motorola, Inc. ("Motorola")
(b)	Address of principal business office, or, if none, residence:	1303 East Algonquin Road Schaumburg, IL 60196
(c)	Citizenship: Delaware Corporation
(d)	Title of class of securities: Common Stock, $0.001 Par Value per share
(e)	CUSIP number: 46059S101
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership
Not applicable
Item 5.	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: (X)
(Based upon the number of shares of Common Stock outstanding as of October 15, 2001, as reported in Internet Pictures Corporation's 10Q filed with the SEC on October 31, 2001).
Item 6.	Ownership of more than five percent on behalf of another person:
Not Applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
Not Applicable
Item 8.	Identification and classification of members of the group:
Not Applicable

CUSIP No. 40659S101	13G	Page 4 of 4 Pages

Item 9.	Notices of dissolution of group:
Not Applicable
Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2002	MOTOROLA, INC.
	By:	/s/ Carol H. Forsyte
	Name:	Carol H. Forsyte
	Title:	Vice President, Corporate and Securities, Law Department

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SIGNATURE